UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

  Publicly-Held Company

CNPJ (Corporate Taxpayer ID) #60.746.948/0001-12

Notice to the Market

Association Agreement signed among Odontoprev S.A., Banco do Brasil S.A. and others for the development and commercialization of products in the dental branch

Banco Bradesco S.A. informs its shareholders, clients, employees and the market in general, complementing the Notice of August 19, 2010,  that:

1.    Odontoprev S.A. (Odontoprev), a company of which Bradesco Seguros S.A. indirectly owns 43.5% of the capital stock, signed on this date with Banco do Brasil S.A., BB Seguridade Participações S.A. and subsidiaries, Association Agreement and Other Covenants (Association Agreement), in order to, through a new corporation, named Brasildental Operadora de Planos Odontológicos S.A. (Brasildental), develop and disseminate, and through BB Corretora de Seguros e Administradora de Bens S.A., distribute and commercialize dental plans under the brand name BB Dental, exclusively on all channels BB in the national territory;

2.    Brasildental will have an initial capital stock in the amount of R$ 5 million and the following corporate structure: (i) BB Seguros Participações S.A. (BB Seguros) will hold 49.99% of the common shares and 100% of the preferred shares, representing a participation of 74.99% in the total capital stock, and (ii) Odontoprev will hold 50.01% of the common shares, representing 25.01% of the total capital stock. BB Seguros and Odontoprev will be responsible for the constitution of the initial capital stock of Brasildental in the proportion of their holdings;

3.    the Association Agreement will be subject to analysis and approvals of the regulatory bodies, in accordance with applicable law, and will remain in force for 20 years, and may be extended for equal periods.

Cidade de Deus, Osasco, SP, June 11, 2013

Banco Bradesco S.A.

Moacir Nachbar Junior

Deputy Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 12, 2013

BANCO BRADESCO S.A.

By:	/S/ Moacir Nachbar Junior
Moacir Nachbar Junior Deputy Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.